Item 77C

DREYFUS STRATEGIC MUNICIPALS, INC.

ANNUAL MEETING OF STOCKHOLDERS

JUNE 17, 2010

            On June 17, 2010, holders of Common Stock and holders of Auction Preferred Sock (“APS”) voted, as indicated below, with regard to the following proposal:

            To elect four Class I Directors to serve for a three-year term for the Fund and until their successors are duly elected and qualified.

	For	Authority Withheld
To elect four Class I Directors+
Joseph S. DiMartino	50,987,590	1,616,403
William Hodding Carter III	50,823,639	1,780,354
Joni Evans	50,896,443	1,707,550
Richard C. Leone	50,973,467	1,630,526

+ The terms of these Class I Directors expire on 2013